SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that on June 5, 2018, through a Relevant Fact, in an emergency character, it communicated to the MM Court of the 49th Labor Court of Rio de Janeiro, rendered in process number 0100071-78.2018.5.01.0049, determining that the Company and the other defendants (Amazonas Distribuidora de Energia S.A. – AMAZONAS ENERGIA, Centrais Elétricas de Rondônia - CERON, Companhia de Eletricidade do Acre – ELETROACRE, Companhia Energética de Alagoas – CEAL and Companhia Energética do Piauí – CEPISA), "to abstain from continuing the privatization process, in order to submit, individually or collectively, within a period of up to 90 (ninety) days, a study on the impact of privatization on current labor contracts".

On June 11, 2018, the Company informed, through a Relevant Fact, that the Federal Government had filed a request for suspension of security (file: 0002121-22.2018.5.01.0000) with the purpose of halting the anticipation of the trusteeship granted, having such request accepted by the President of the Regional Labor Court of the 1st Region. Such request for suspension of security is autonomous procedure of prerogative of the public entity, in case the Federal Government.

On this date, we took note, through the press that the Special Body of the Regional Labor Court of the 1st Region granted the Appeal filed by the plaintiffs to reinstate the decision of the 49th Labor Court of Rio de Janeiro.

Eletrobras, together with the the Federal Government and BNDES, will study the applicable measures.

Rio de Janeiro, august 17, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.